UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-4434

BCSC Briti ssion

04030423

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F

SUPPL

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

TNR Resources Ltd.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
~~TNR GOLD CORP~~P. (formerly TNR Resources Ltd.)	03	09	30	03	11	27

ISSUER ADDRESS				
620 – 650 WEST GEORGIA STREET				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6B 4N9	604-687-4670	604-687-7551
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
GARY SCHELLENBERG		DIRECTOR		604-687-7551
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	GARY SCHELLENBERG			
[signature]	PAUL CHUNG			

FIN51-901F Rev.2000/12/19

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING
MAY 25 2004
WASH. D.C. 181 SECTION

dlw 6/15

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited consolidated financial statements for the nine month period ended September 30, 2003.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See attached unaudited consolidated financial statements for the nine month period ended September 30, 2003.

2. See Note 7 of the attached unaudited consolidated financial statements for the nine month period ended September 30, 2003.

3. a) For the period to date, common shares were issued as follows:

Date	Type of Security	Type of Issue	Number of Shares	Price per Share	Total Value	Type of Consideration	Commissions
January 3, 2003	Common shares	Exercise of options	278,000	$ 0.15	$ 41,700	Cash	$ -
February 5, 2003	Common shares	Finder's fee property acquisitions	200,000	0.20	40,000	Commission	-
February 7, 2003	Common shares	Exercise of warrants	1,200,000	0.10	120,000	Cash	-
February 7, 2003	Common shares	Fair value of warrants exercised	-		56,351	Non-Cash	-
April 15, 2003	Common shares	Exercise of warrants	500,000	0.10	50,000	Cash	-
April 15, 2003	Common shares	Fair value of warrants exercised	-		12,210	Non-Cash	-
May 1, 2003	Common shares	Property acquisition	250,000	0.10	25,000	Property	-
June 19, 2003	Common shares	Payment of debt	307,692	0.13	40,000	Debt settlement	-
June 25, 2003	Common shares	Consolidation 4:1	(29,364,280)	-	-	-	-
September 12, 2003	Common shares	Exercise of warrants	250,000	0.29	72,500	Cash	-
September 18, 2003	Common shares	Settlement of debt	332,169	0.15	50,000	Debt settlement	-

b) For the period to date, incentive stock options were granted as follows:

Date	Optionee	Number of Shares	Exercise Price	Expiry Date
September 3, 2003	Employees	183,000	$ 0.22	September 3, 2005
September 3, 2003	Greg Johnson	25,000	0.22	September 3, 2005
September 3, 2003	Paul Chung	70,000	0.22	September 3, 2005
September 3, 2003	Michael Armstrong	25,000	0.22	September 3, 2005
September 3, 2003	Chris Herald	25,000	0.22	September 3, 2005
September 3, 2003	Gary Schellenburg	100,000	0.22	September 3, 2005

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd...)

4. a) Authorized:

90,000,000 common shares without par value
10,000,000 Class "A" non-voting convertible redeemable shares without par value

b) Issued:

10,370,262 common shares with a stated value of $11,520,911
1,974,907 Class "A" shares with a stated value of $Nil

c) As at September 30, 2003, the following incentive stock options and share purchase warrants were outstanding:

	Number of Shares		Exercise Price	Expiry Date
Options	297,500		$ 0.60	October 20, 2004
	200,000		0.64	November 24, 2004
	428,000		0.22	September 3, 2005
Warrants	2,750,000		0.29	August 2, 2004[(1)]
	450,000		0.40	September 17, 2004
	250,000		1.60	November 18, 2003
		then at	1.80	November 18, 2004
	337,500		0.29	November 14, 2004[(1)]

[(1)] These warrants were repriced on September 2, 2003 with a forced exercise provision. If the closing price for the Company's shares is $0.365 or greater for a period of 10 consecutive trading days, then the warrant holders will have 30 days to exercise their warrants; otherwise the warrants will expire on the 31st day.

d) No common shares are currently held in escrow or subject to pooling agreements.

5. List of directors and officers: Gary Schellenberg - Director and President
Paul Chung - Director
Michael Armstrong - Director
Chris Herald – Director
Greg Johnson – Director

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2003

Description of Business

Since incorporation in 1988, TNR Gold Corp. ("the Company") has been engaged in the business of exploration and development of natural resource properties. The Company's exploration activities have focused on its Minera Solitario Argentina projects located in Argentina, South America, that were acquired in 1998 from Solitario Resources Ltd. of Denver, Colorado for the issuance of 1.25 million shares of the Company., and more recently the Spring Gold project located in New Brunswick, Canada, the Shotgun Project joint-ventured with NovaGold Resources Inc., the La Carolina Project in Argentina joint-ventured with Geocom Resources Inc., the Illiamna Lake project joint-ventured with Geocom Resources Inc. and BHP Billiton in Alaska, the Opikeigen Lake Gold Project in Ontario joint-ventured with Slam Exploration Ltd. and Pure Gold Minerals Inc., and the Los Azules in Argentina joint-ventured with Xstrata plc of Australia.

Discussion of Operations

Alaska Claims Update

On February 6, 2003, the Company announced results from its 2002 Rock Creek, Alaska, exploration program, a joint venture with NovaGold Resources Inc. This drill program was designed to expand the extent of the known gold resource and to complete in-fill core drilling along the higher-grade Albion Zone of the deposit. The first shift of drilling consisted of eleven HQ core holes totalling 741 meters, which successfully intersected the targeted shallow high-grade Albion zone and surrounding vein mineralization. The gold grades within these drill holes confirm previous results, but are drilled at closer spacing with the intent of upgrading the resource to the higher measured and indicated category. The second shift of drilling was completed in late December 2002 and consisted of 5 HQ drill holes totalling 441 meters. This program had three main objectives: 1) to delineate additional near-surface, high grade resources adjacent to the modeled pit boundaries, 2) increase the drill density in the area of currently defined resources and 3) to test some of the gold-in-soil targets outside of the known resource area. These programs were successful in meeting these objectives. The drilling also extended the overall mineralized zone to over 1.5 kilometres in strike.

Highlights from the second program included: Hole 115 where the entire 105 meter hole averaged 0.86 g/t and included 8 meters grading 3.55 g/t with a separate interval of 12 meters grading 4.03 g/t gold; Hole 116 which averaged 116 meters grading 1.73 g/t from top to bottom, including 16 meters grading 3.05 g/t with a separate interval of 28 meters grading 4.60 g/t gold, ending with continued mineralization. Phil St. George of NovaGold was the qualified person overseeing the project with all assays performed at ALS Canada Ltd.

On April 28, 2003, the Company announced that it had restructured with NovaGold the agreements on the million-ounce Shotgun and Rock Creek gold projects in Alaska. Under the new agreements the Company will focus it efforts at targeting a potential "Donlin Creek Type Gold System" at the Shotgun deposit located south of the 25 million ounce Donlin Creek property in the Kuskokwim Gold Belt, and NovaGold would provide technical assistance to the Company for initial targeting and development of the exploration model. Under the agreement the Company can earn up to a 50% interest in the Shotgun project by advancing the project to a production decision by spending US$3 million dollars on exploration by May 2006 and issuing to NovaGold up to 1 million common shares of the Company. The Company can earn a further 20% interest in the project by spending an additional US$6 million toward project development and issuing to NovaGold a further C$1 million in TNR common shares. NovaGold retains a back-in option to regain a 50% interest in the project. With its focus going forward on multi-million-ounce potential on the Shotgun project, the Company elected not to continue with an option to earn a minority interest on the Rock Creek Deposit in Nome, Alaska. With the ability to earn a 70% interest in and to operate the Shotgun Project, management believed that focusing on this joint venture would best serve the Company's shareholders. The Company expects to enhance shareholder value through exploration and discovery of new mineable ounces of gold. The Company will channel its efforts to the development of the Shotgun resource and continue to seek partners for its other gold assets.

On May 20, 2003, it was announced that Geocom had entered into a formal agreement with the Company to earn a 75% interest in the Company's option to earn a 70% interest in BHP Minerals International Exploration Inc.'s (BHPB) Iliamna Project in Alaska. Upon accomplishing its earn-in obligations, Geocom will hold a net 52.5% interest in the Iliamna project.

To earn its interest, the Geocom must expend US$500,000 prior to September 26, 2004. The interest earned is subject to a back-in right held by BHPB to reacquire a 70% interest in the project with obligation to fund the project through a formal feasibility study. BHPB can earn an additional 10% interest by agreeing to arrange the financing necessary to bring the project into commercial production. The Iliamna Project is located in the Kuskokwim Gold Belt in southwest Alaska, which is host to the multi-million ounce deposits at Donlin Creek and at the Pebble gold-copper deposit. Iliamna was one of three major geophysical anomalies, one of which is the Pebble deposit, first identified by BHPB in a regional exploration program in 2000. Subsequent site-specific work confirmed the Iliamna anomaly, which is similar in size and characteristics to the Pebble deposit's geophysical signature. The geologic setting at Iliamna is similar to the Donlin Creek gold deposit, as well as to NovaGold and the Company's Shotgun gold prospect, also located in the emerging Kuskokwim Gold Belt. The Iliamna Project is located south of Donlin Creek, and approximately 100 kilometers southeast of the Shotgun gold prospect. Geocom has initiated the permit process and will conduct geologic mapping and geochemical sampling to substantiate the geophysical anomaly followed by a seven-hole core-drilling program.

On August 18, 2003, management announced that all necessary permits had been approved for the 2003 drill program at the Company's Iliamna Project in the Kuskokwim Gold Belt in western Alaska. Accordingly, the project's operator, Geocom Resources Inc. (OTCBB:GOCM), entered into contracts for drilling, helicopter support and camp management, and equipment and crews mobilized to the project site. The Iliamna Project covers a substantial and strong geophysical anomaly identified in a year 2000 regional exploration program. The area was staked because of the anomaly's size, strength, and similarity to the geophysical signature of the Pebble deposit, a billion-tonne copper-gold deposit hosting an inferred mineral resource in excess of 13 million ounces of gold and 6.8 billion pounds of copper. Additional on-ground geophysical work at Iliamna confirmed and further delineated several targets within the sub-regional airborne magnetic anomaly. Because younger, unmineralized rocks cover the Iliamna area, there were no geologic or geochemical data available, as were available at the Pebble deposit; therefore there are only the geophysical results to guide the initial exploration drilling. At the "H" claims, the drill hole IL-03-H-01 encountered bedrock at 67 metres, and was drilled to a final depth of 209 metres. The core is a very fine-grained metamorphic rock, which is host to fracture-controlled and disseminated sulfides consisting of chalcopyrite, pyrrhotite, and traces of molybdenite. Drill hole IL-03-H-02 was drilled about a kilometre southwest of the first hole, at a –70 degree angle, and encountered quartz diorite intrusive at 85 metres, which continued to a total depth of 255 metres. The intrusive contains disseminated and fracture-controlled chalcopyrite, pyrrhotite, and pyrite as well as fracture-controlled chalcopyrite. The weighted gold and copper assays for the entire first hole is .0195 ppm gold and 231 ppm copper over 142 metres, the second hole averaging .048 ppm gold and 212 ppm copper over 169 metres. Each of these two drill holes ended in a mineralized zone.

The Company was encouraged by these copper-gold results. Large intervals of copper-gold mineralization in both the intrusive and metamorphic rocks indicate the potential for a large mineralized system and an excellent exploration target for a Donlin Creek and Pebble-type deposits. The magnetic geophysical anomaly on the Iliamna project is part of defined system that stretches over more than 550 square kilometres in Alaska. As a result of the success of the 2003 drill program, the joint venture between the Company and Geocom Resources Inc. (the project operator) is planning additional geophysical work this winter to provide further information to guide next year's drill program.

On September 17, 2003 exploration crews were mobilized to the Company's Shotgun Project in the Kuskokwim District in western Alaska. In addition to extensive ground exploration, the Company conducted a regional airborne magnetic survey covering the area of interest under the Company's option agreement with NovaGold. The focus of this year's exploration is to identify multi-million ounce "Donlin Creek" type gold targets. The targets identified this fall will be advanced and drilled in the spring along with additional definition drilling on the existing Mose deposit. NovaGold previously completed a 3,100-meter diamond-drilling program on the Shotgun-Mose deposit and outlined an Inferred Resource of 980,000 ounces grading 0.93 g/t at a 0.5 g/t cut-off. The defined mineralization at Shotgun is very similar to one of the initial target areas at the Donlin Creek Deposit. The currently defined mineralization at Shotgun remains open to the north, the west and at depth. The Shotgun deposit is exposed at the surface, is amenable to open pit mining with a very low strip ratio and has significant exploration upside potential. Several priority exploration targets with similar geophysical and geochemical signatures to Donlin have been identified on the property. The Company has an option to earn up to a 50% interest from NovaGold in the Shotgun project by spending US$3 million dollars on exploration over the next four years to advance the project towards a production decision. The Company has a further option to earn an additional 20% interest in the Shotgun project.

Argentina Claims Update

On January 21, 2003, the Company announced that the 2003 exploration program commenced at the Batidero gold project in Argentina; Tenke Mining Corp. is the present operator of this project. The program began with a rock chip and talus sampling program covering most of the previously known gold anomalies, discovered by the Company during prior exploration, and extending coverage to include the eastern flank of the project. Initial results were encouraging, data indicating that the gold and mercury anomalies back an intense and large epithermal system. Gold anomalies were in close correlation with strong mercury and antimony anomalies, showing high-level epithermal characterization. Widespread, lower-grade anomalies surround large, main target zones. As well, in the eastern flank of Batidero, an area entirely unexplored before, talus gold anomalies (greater than 20 parts per billion gold and as high as 66 parts per billion gold) correlate with impressively high mercury anomalies (300 to 2,150 parts per billion mercury), enlarging the extent of the regional geochemical anomaly approximately three kilometres to the east of the previously known target. Further sampling, mapping and some trenching were then carried out, followed by a geophysical program. Data from these programs formed the basis of a drilling program that commenced in the spring.

On May 5, 2003, the Company announced that Geocom Resources Inc. signed an option agreement with the Company to acquire a 75% interest in the La Carolina Project in the Sierra San Luis Mountains of Central Argentina. The La Carolina Project comprises 1,318 hectares in the San Juan Province of Argentina. Located 90 kilometers northeast of the provincial capital of San Luis, and at an elevation of 1,600 meters above sea level, the project is accessible year round via paved and gravel roads. The La Carolina Project has been the site of intermittent production of gold, silver, and zinc since the 1880's, and is noted also for its sizeable deposits of alluvial gold. Recent exploration has been conducted by Cameco, the government of Argentina, Anglo-American, and most recently by Compañia Minera Solitario Argentina S.A., formerly a subsidiary of Solitario Resources Inc. now owned by the Company. Geologic mapping, surface sampling, and minimal drilling has confirmed at least twelve gold occurrences on the property, in addition to three areas (La Carolina, La Rica, and La Luisa) that were previously mined. Pursuant to the terms of the Agreement, Geocom can earn a 75% interest in the La Carolina Project through expenditures totaling US$2,000,000 over 4 years. In addition, Geocom will issue to the Company 50,000 shares of Geocom each year that the earn-in Agreement is in effect. Upon vesting its interest in the project, Geomcom and the Company will enter into a formal venture agreement to manage the development of the project.

On June 3, 2003, the Company signed an agreement with MIM Argentina Exploraciones, SA Ltd. ("MIM"), a subsidiary of M.I.M Holdings Limited of Australia, to allow MIM to purchase a 100% interest in the Company's Los Azules copper-gold project in Argentina. Under the terms of the agreement the Company will receive a total of US$560,000 cash payments over the five-year term of the agreement. MIM must incur a minimum exploration expenditure of US$1million over that five-year period. The agreement provides TNR with an option to back into the project for a 25% interest at feasibility. Los Azules project is located approximately 265 kilometers west of the capital city of San Juan Province covering an area of approximately 6,000 has. The property sits immediately east of the Argentine/Chilean border, in the Frontal Andes Cordillera. Gold and silver occur in quartz veins that are controlled by NNW trending structures. Six reverse circulation holes intercepted copper mineralization with values ranging from 0.1%-0.6% in intervals of over 100 meters. The Los Azules porphyry system has indications of ore grade values copper and potential for significant size. Additional exploration to test the lateral and depth extension of mineralization is warranted.

These new joint-venture agreements exemplify the Company's ongoing strategy of maximally exploiting its Argentina gold properties via joint ventures and equity partnerships.

On September 4, 2003, the Company announced that it has signed a Letter of Intent ("the Letter") with Secureview Systems Inc. ("Secureview") to enter into a formal agreement by which Secureview will acquire an option to purchase a 50% working interest in the Company's Las Carachas Property in Argentina. The Las Carachas Property consists of 10,000 acres located in the Andes mountain range in the northern portion of the San Juan province of Argentina The property is an accessible (by road) project in the heart of the Maragunga Belt. Detailed sampling has identified strongly anomalous gold, silver, lead, zinc and copper values. Three distinct exploration targets have been identified: high-grade polymetallic fissure veins, volcanic hosted disseminated mineralization and a porphyry copper/gold system. Further drill target definition and drilling is contemplated.

According to the Letter, in order to earn the interest in Las Carachas Secureview shall:

- Make expenditures on the exploration and/or development of the Property in the amount of US$1,000,000 over the four-year period following the execution of a Formal Agreement. A minimum expenditure of US$100,000 during each year shall be made by Secureview, with Secureview guaranteeing to spend the first year's minimum expenditure.

- Issue to the Company a total of 50,000 common shares upon signing the Formal Agreement and then annually thereafter, commencing on the first anniversary of the execution of the Formal Agreement, and continuing for so long as Secureview is in the process of earning its interest under the Formal Agreement.

Upon earning the Interest, the Company and Secureview will be deemed to have entered into an unincorporated joint venture for the further exploration and development of the Property. The Company will act as operator. Either party may elect to take dilution of its interest instead of participation. The formula will be a straight line dilution on a base of US$2,000,000 with a party's interest diluted to 10% reverting to a 5% Net Profits Interest. The Company shall provide the necessary management for the Project during the period the Formal Agreement is in effect. This Letter of Intent exemplified the Company's program of aggressively seeking joint-venture partners to fund exploration on prospective assets in its sizable project portfolio.

Ontario Claims Update

The Company announced on February 20, 2003, that exploration commenced on its Opikeigen Lake Project. A crew was mobilized to the area to conduct an extensive IP survey over the Fort Hope Mine and previously discovered gold-zones. Previous IP surveys had been successful in identifying near-surface gold-bearing structures on the property. The current survey was designed to better define these gold-bearing structures to depth. Two-dimensional and three-dimensional inversion processing of the data would be utilized to determine their respective rake and dip directions of these features. The Fort Hope mine area of the project has seen sporadic exploration by previous operators, including a small drift that retained historic gold values of 1.06 oz./t over an average width of 3 feet for 34 feet. The IP survey was targeting these historic gold occurrences and may possibly generate new exploration targets. A drill program was expected to follow upon an analysis of this geophysical program.

The 2500-hectare Opikeigen Gold property is located approximately 120 km east of the former gold-mining town of Pickle Lake, Ontario. The property is host to ten gold prospects over a strike length of eight kilometers. The property is located within the Uchi Subprovince of the Superior Province, which hosts the Pickle Lake, Rice Lake and world famous Red Lake gold mining camps. Between 1935 and 1966, the Pickle Crow Gold Mine near Pickle Lake extracted 1.4 million ounces of gold from 3.4 million tons of rock; Goldcorp Inc.'s Red Lake deposit has grown to 4.6 million ounces of reserves and is one of the most profitable gold mines in Canada. Significant gold prospects on the Opikeigen property thus far include: Zone OL12 diamond drill intervals include 8.68 grams per tonne (gpt) gold over 6.1 metres, and higher grade intercepts range up to 49.66 gpt Au over 0.2m and 113.87 gpt Au over 0.1m; Zone OL29 was tested by ten holes for an average grade of 1.59 g/tonne Au and average thickness of 5.8 metres over a strike length of 320 metres, and it is open to the northeast and at depth; and the Fort Hope Gold Mine, where some bulk samples have ranged up to 303.4 gpt (8.8 oz/t) Au.

The Company can earn a 50% interest in the Opikeigen Lake Gold Project from Slam Exploration Ltd. and Pure Gold Minerals Inc. by spending a total of $500,000 over the first two years on exploration and project maintenance.

Annual General Meeting

On June 5, 2003, the Company held its AGM and all agenda items as outlined in the circular were approved and all company directors were re-elected. One of these items, a four-to-one share consolidation, was implemented effective June 25, 2003 in order to obtain financing for the company's ongoing exploration projects. Also, the Company will change its name to TNR Gold Corp. It will trade under the symbol TNR. It new CUSIP number will be 87260X 10 9.

Discussion of Financial Conditions

The Company had administrative and other expenses totalling $326,811 during the period, compared to $231,194 for the period ended September 30, 2002. During the period the Company incurred $424,694 of exploration expenses, which were directed to its Argentina, US operations and Canadian operations compared to $170,120 for the same period last year

During the nine-month period ended September 30, 2003, the Company received funds from the following sources:

- $245,000 from the exercise of warrants
- $41,700 from the exercise of stock options

The funds received were used to cover expenses of $338,520 and $231,194 in deferred exploration and property costs related to the Company's projects in Canada, United States and Argentina. During the period, the Company incurred a net loss of $326,811 (2002 - $231,194), comprising of some of the following significant expenses: $9,000 (2002 - $9,000) in administration fees; $14,871 (2002 - $Nil) in administration expenses for the subsidiary's office in Argentina; $54,000 (2002 - $28,898) in consulting fees; $9,583 (2002 - $14,219) in filing and registration fees; $22,500 (2002 - $22,500) in management fees; $28,114 (2002 - $12,907) in office and miscellaneous costs; $34,555 (2002 - $25,524) in professional fees (audit, accounting and legal); $31,500 (2002 - $23,500) in office rent; $91,376 (2002 - $58,318) in shareholder communications of which $83,386 (2002 - $53,055) relates to investor relations and $7,990 (2002 - $5,263) to shareholder costs; $8,906 (2002 - $4,520) in transfer agent fees and $23,135 (2002 - $11,263) in travel and promotion.

The Company also earned $7,100 (2002 - $588) in interest income and $5,859 (2002 - $Nil) as a gain on marketable securities.

Related Party Transactions

During the period, the Company entered into the following transactions with related parties:

Paid or accrued $9,000 (2002 - $9,000) for administration fees to the spouse of a director; paid or accrued $36,900 (2002 - $Nil) for consulting fees to a director and a company controlled by a director; paid or accrued $22,500 (2002 - $22,500) for management fees to a director; paid or accrued rent of $31,500 (2002 - $23,500) to a company having common directors; paid or accrued deferred exploration costs of $167,120 (2002 - $Nil) to a director and a company having common directors; paid or accrued legal fees of $15,255 (2002 - $11,924) to a law practice in which a director is a partner;

The accrued interest of $6,127 (2002 - $Nil) is due from a company with a common director.

The Company received from Dasher Exploration Ltd. (a related company) 433,333 common shares for a value of $65,000 for a settlement of the principal amount due of the note receivable.

Included in accounts payable and accrued liabilities at September 30, 2003 is $14,374 (2002 - $Nil) which is due to directors and a company having common directors. The fair value of the amounts due to related parties is not determinable as they have no fixed terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

Investor Relations

During the 2002 fiscal year end, the Company had retained Michael Baybok and Company and Capital Associates to provide media and investor relation services to publicize the Company's exploration activities and to promote the company to the media and to potential shareholders. During the period, the Company paid or accrued $10,926 (2002 - $5,555) to Michael Baybak and Company and $45,000 (2002 - $38,000) to Capital Associates in investor relation fees. The Company also utilizes in-house staff to answer investor calls, update and maintain the Company's website and prepare marketing materials. These costs amounted to $27,460 (2002 - $9,500). The Company also paid or accrued $7,990 (2002 - $5,263) in shareholder costs related to news release dissemination and shareholder mailings.

Debt Settlements

On June 9, 2003, the Company issued 76,923 post-consolidated common shares at $0.13 per share to settle $40,000 of long-term debt.

On September 18, 2003, the Company issued 332,169 common shares to settle $50,000 of long-term debt.

Financings Announced

On July 17, 2003, the Company announced that it will be raising up to $1.5 million by way of a private placement by selling

up to 6 million units at $0.25/unit. Each unit will consist of 1 share plus 1 share purchase warrant, and the warrant will entitle the holder to purchase 1 common share at $0.30 for a two-year period. Proceeds of the placement will be used to fund exploration of the Company's Shotgun project in Alaska and for general corporate purposes. The placement will be both brokered and non-brokered with a 7% fee payable on the placement.

On August 20, 2003 management announced it plans to raise a total of $850,000 by way of an issuance of a 1-year convertible loan. Since that date, the Company has received conditional approval to issue $500,000 of convertible debentures. The debentures have an interest rate of 8% per annum and allow the lender to convert into units of the Company. For each $1.00 invested in convertible debt, a placee will receive a Series 1 unsecured convertible debenture with a value of $1.00 plus 4 share purchase warrants. The debentures are convertible into common shares of the Company at $0.25 per share, and each warrant entitles the holder to acquire an additional common share at $0.25 per share for a period of one year. The Company retains the right to repay the loan at anytime during the term.

Warrants Re-priced

On August 20, 2003, the Company announced that it has applied to re-price a total of 3,000,000 share purchase warrants with an exercise price of $0.84 expiring August 4, 2004, and 337,500 share purchase warrant with an exercise price of $0.40 expiring September 21, 2003 to $0.29. Additionally, stock options were granted to certain directors and employees of the Company entitling them to purchase up to 428,000 common shares of the capital stock in the company at a price of $0.22 per share for the next two years.

Stock Options Granted

On September 3, 2003, the Company granted to certain directors and employees a total of 428,000 stock options at $0.22 exercisable until September 3, 2005.

Financing, Principal Purposes and Milestones

On February 5, 2003, the Company issued 50,000 post-consolidated common shares at an agreed value of $40,000 as a finder's fee on the acquisition of the Lake Illiamna – Bristol Bay property.

On May 1, 2003, the Company issued 62,500 post-consolidated common shares at an agreed value of $25,000 pursuant to the Shotgun Property agreement.

On June 9, 2003, the Company issued 76,923 post-consolidated common shares at $0.13 per share to settle $40,000 of long-term debt.

On June 24, 2003, the Company received 25,000 common shares of Tenke Mining Corp. at a value of $25,000 pursuant to the Cateo 17 option agreement.

Effective June 25, 2003, the Company will consolidate its share capital on a four-to one basis in order to obtain financing for its ongoing exploration projects. Also, the Company will change its name to TNR Gold Corp. It will trade under the symbol TNR. It new CUSIP number will be 87260X 10 9.

Pursuant to the Shotgun Property agreement, 625,000 post-consolidated warrants were issued as finder's fees in 2002 with a fair market value of $117,399. During the period, the Company adjusted contributed surplus by $68,561 to reflect the fair market value of 425,000 post-consolidated warrants that were exercised.

On July 17, 2003, the Company announced that it will be raising up to $1.5 million by way of a private placement by selling up to 6 million units at $0.25/unit. Each unit will consist of 1 share plus 1 share purchase warrant, and the warrant will entitle the holder to purchase 1 common share at $0.30 for a two-year period. Proceeds of the placement will be used to fund exploration of the Company's Shotgun project in Alaska and for general corporate purposes. The placement will be both brokered and non-brokered with a 7% fee payable on the placement.

On August 20, 2003, management announced a plan to raise a total of $850,000 by way of issuance of a 1-year convertible

loan. The loan has an interest rate of 8% per annum and allows the lender to convert to units of the Company. Since that date, the Company has received conditional approval to issue $500,000 of the convertible debentures. For each $1.00 invested in a convertible loan, a placee will receive a Series I unsecured convertible debenture with a value of $1.00 plus 4 share purchase warrants. The debentures are convertible into common shares of the Company at $0.25 per share and each warrant entitles the holder to acquire an additional common share at $0.25 per share for a period of one year. The Company retains the right to repay the loan at anytime during the term.

On September 18, 2003, the Company issued 332,169 common shares to settle $50,000 of long-term debt.

Subsequent Events

Champion Loan

On October 21, 2003, the company announced that it had fulfilled in full its loan agreement to Champion Resources Ltd. ("Champion"). The loan, described in a May 4, 2001 the Company's news release, represented monies to be paid Champion as operator for work that company did on the Guyana Takatu Project, a joint venture between the Company and Champion that was concluded in 2001.

Argentina Project Update

Also on October 21, 2003, the Company announced that a new exploration program was set to start at the Batidero project area in northwest San Juan province, Argentina. A bulldozer, front-loader, fuel supply trucks and other equipment were then mobilized to open up access to the Batidero mine camp. The principal target is epithermal gold vein systems. The project also exhibits potential for porphyry models on the northwest flank. There exist large anomalies in talus zones on the northwest corner of property. This area will be followed up with geochemistry, trenching, geologic mapping and drilling. The Company's joint-venture partner Tenke Mining Corp. is the operator of the Batidero project.

Exploration was commencing elsewhere in Argentina as well, on the Company's La Carolina project in the San Luis Province. A team of Argentine and Canadian geologists were mobilized to conduct mapping, sampling, and geochemical studies. This work was expected to confirm prior target areas defined by previous studies and drilling and to identify new targets.

Ontario Project Update

On October 31, 2003, it was announced that the agreement (first announced October 22, 2002) between the Company, Slam Exploration Ltd., and Pure Gold Minerals Inc. had been amended. According to the Amended Agreement, the Company will have the right to acquire a 50% interest in the Project by spending a total of $500,000 over the first three years on exploration and project maintenance including taxes. Of this amount the Company will commit to spend $250,000 on or before October 15 2004 and spend an additional 250,000 on or before October 15, 2005. The Company will issue to Slam and Pure Gold an additional 300,000 post-consolidation common shares over the term of the amended agreement.

The 2500-hectare Opikeigen Gold property is located approximately 120 km east of the former gold-mining town of Pickle Lake, Ontario. The Opikeigen property is host to ten gold prospects over a strike length of eight kilometers. The gold prospects have alteration and mineralization similar to the Pickle Crow and Goldcorp deposits. Geophysical exploration conducted in 2003 has provided numerous targets that the Company expects to drill this winter.

Financing Announced

On November 18, 2003, the Company announced that it will be raising $1,108,636 by way of a private placement consisting of a unit placement (the "Unit Placement") and a convertible debt placement (the "Convertible Debt Placement"). The Unit Placement was previously announced by the Company on July 17, 2003. The Convertible Debt Placement was previously announced by the Company on August 20, 2003.

The Company has received conditional approval to the Unit Placement consists of 2,434,545 Units at $0.25 per Unit, for total

proceeds of $608,636. Each Unit is comprised of one common share and one share purchase warrant exercisable into one common share for a two-year period at a price of $0.25 per share.

The Convertible Debt Placement consists of $500,000 in Series I Unsecured Convertible Debentures with detachable share purchase warrants. Under the Convertible Debt Placement, each warrant is exercisable into one common share for a one-year period at a price of $0.25 per share. For each $1.00 invested in convertible debt, a placee will receive a Series I Unsecured Convertible Debenture with a value of $1.00 plus four share purchase warrants. The Debentures are convertible into common shares in the capital of the Company at a conversion price of $0.25 per share, have a term of one year and bear interest at 8% per annum.

A finder's fee of 7% of the proceeds placed payable in cash or warrants at the option of the Finder will be paid in respect of portions of each of the Convertible Debt and Unit Placements.

Proceeds of the placement will be used to fund exploration on the Company's Shotgun project in Alaska and for general corporate purposes.

Liquidity and Solvency

The financial statements from Schedule A have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	September 30, 2003	December 31, 2002
		(Audited)
Deficit	$ (8,271,608)	$ (7,944,797)
Working capital	48,153	397,406

TNR GOLD CORP.
(formerly TNR Resources Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – See Notice to Reader)

SEPTEMBER 30, 2003

DAVIDSON & COMPANY Chartered Accountants A Partnership of Incorporated Professionals

NOTICE TO READER

We have compiled the consolidated balance sheet of TNR Gold Corp. (formerly TNR Resources Ltd.) as at September 30, 2003 and the consolidated statements of operations and deficit and cash flows for the nine month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Davidson & Company

Chartered Accountants

Vancouver, Canada

November 27, 2003

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

TNR GOLD CORP.
(formerly TNR Resources Ltd.)
CONSOLIDATED BALANCE SHEET
(Unaudited – See Notice to Reader)

	September 30, 2003	December 31, 2002
ASSETS		
Current		
Cash	$ -	$ 89,482
Funds held in trust	-	22,930
Restricted cash	65,181	329,888
Receivables	26,102	16,651
Marketable securities	88,750	20,000
Note receivable	6,127	65,919
Prepaid expenses	35,988	-
	222,148	544,870
Capital assets	5,867	7,429
Mineral properties (Note 3)	862,627	797,627
Deferred exploration costs (Note 4)	2,516,850	2,117,156
	$ 3,607,492	$ 3,467,082
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 173,995	$ 107,464
Current portion of long-term debt	-	40,000
	173,995	147,464
Long-term debt (Note 5)	-	50,000
	173,995	197,464
Shareholders' equity		
Subscriptions received in advance	44,000	-
Capital stock	11,520,911	11,013,150
Contributed surplus	140,194	201,265
Deficit	(8,271,608)	(7,944,797)
	3,433,497	3,269,618
	$ 3,607,492	$ 3,467,082

Basis of presentation (Note 1)
Commitment (Note 3)
Subsequent events (Note 10)
On behalf of the Board:

_______________ Director _______________ Director

The accompanying notes are an integral part of these consolidated financial statements.

TNR GOLD CORP.
(formerly TNR Resources Ltd.)
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(Unaudited – See Notice to Reader)

	Three Month Period Ended September 30, 2003	Three Month Period Ended September 30, 2002	Nine Month Period Ended September 30, 2003	Nine Month Period Ended September 30, 2002
EXPENSES				
Administration fees	$ 3,000	$ 3,000	$ 9,000	$ 9,000
Amortization	521	282	1,562	845
Argentina administration	-	-	14,871	-
Bank charges and interest	465	-	1,041	
Consulting fees	16,800	16,270	54,000	28,898
Filing fees	495	5,952	9,583	14,219
Management fees	7,500	7,500	22,500	22,500
Office and miscellaneous	4,087	844	28,114	12,907
Professional fees	9,650	3,453	34,555	25,524
Rent	10,500	8,500	31,500	23,500
Salaries and benefits	-	4,082	-	14,060
Shareholder communications	18,360	26,927	91,376	58,318
Stock-based compensation (Note 6)	7,490	-	7,490	-
Telephone	193	1,033	887	6,228
Transfer agent fees	2,740	1,733	8,906	4,520
Travel and promotion	9,167	1,768	23,135	11,263
Loss before other items	(90,968)	(81,344)	(338,520)	(231,782)
OTHER ITEMS				
Interest income	2,564	560	7,100	588
Gain on marketable securities	-	-	5,859	-
Write-down of marketable securities	-	-	(1,250)	-
	2,564	560	11,709	588
Loss for the period	(88,404)	(80,784)	(326,811)	(231,194)
Deficit, beginning of period	(8,183,204)	(6,889,001)	(7,944,797)	(6,738,591)
Deficit, end of period	$ (8,271,608)	$ (6,969,785)	$ (8,271,608)	$ (6,969,785)
Basic and diluted loss per common share	$ (0.01)	$ (0.02)	$ (0.03)	$ (0.05)
Weighted average number of common shares outstanding	9,880,332	5,055,136	9,646,383	4,818,735

The accompanying notes are an integral part of these consolidated financial statements.

TNR GOLD CORP.
(formerly TNR Resources Ltd.)
CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited – See Notice to Reader)

	Three Month Period Ended September 30, 2003	Three Month Period Ended September 30, 2002	Nine Month Period Ended September 30, 2003	Nine Month Period Ended September 30, 2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (88,404)	$ (80,784)	$ (326,811)	$ (231,194)
Items not affecting cash				
Amortization	521	282	1,562	845
Accrued interest on long-term debt	(2,259)	-	(5,208)	-
Gain on marketable securities	-	-	(5,859)	-
Compensation expense	7,490	-	7,490	12,628
Write-down of marketable securities	-	-	1,250	-
Changes in non-cash working capital items				
(Increase) decrease in receivables	22,605	(4,762)	32,249	(979)
(Increase) decrease in prepaids	(5,988)	-	(35,988)	-
Increase (decrease) in accounts payable and accrued liabilities	60,413	28,743	66,531	18,792
Cash used in operating activities	(5,622)	(56,521)	(264,784)	(199,908)
CASH FLOWS FROM INVESTING ACTIVITIES				
Deferred exploration costs	(237,557)	(95,781)	(424,694)	(170,120)
Mineral properties	-	(354,176)	-	(354,176)
Proceeds from sale of marketable securities	-	-	25,859	-
Cash used in investing activities	(237,557)	(449,957)	(398,835)	(524,296)
CASH FLOWS FROM FINANCING ACTIVITIES				
Capital stock issued	72,500	848,500	242,500	1,269,500
Decrease in amounts due from related parties	-	8,950	-	-
Share subscriptions received in advance	44,000	-	44,000	-
Cash provided by financing activities	116,500	857,450	286,500	1,269,500
Change in cash during the period	(126,679)	350,972	(377,119)	545,296
Cash position, beginning of period	191,860	225,900	442,300	31,576
Cash position, end of period	$ 65,181	$ 576,872	$ 65,181	$ 576,872

Supplemental disclosures with respect to cash flows (Note 8)

The accompanying notes are an integral part of these consolidated financial statements.

1. BASIS OF PRESENTATION

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Compania Minera Solitario de Argentina, S.A. and Compania Minera San Juan, S.A., companies incorporated under the laws of Argentina. All significant inter-company balances and transactions are eliminated on consolidation.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

2. NATURE OF OPERATIONS

The Company's principal business activity is the exploration and development of mineral properties.

3. MINERAL PROPERTIES

Mineral property acquisition costs relate to the following properties:

	September 30, 2003	December 31, 2002
Argentina		
Solitario Properties	$ 595,728	$ 595,728
Canada		
Opikeigen (Ontario)	49,500	49,500
Spring Gold Claims (New Brunswick)	10,000	10,000
United States		
Shotgun Claims (Alaska)	167,399	142,399
Lake Iliamma-Bristol Bay (Alaska)	40,000	-
	$ 862,627	$ 797,627

3. **MINERAL PROPERTIES** (cont'd…)

During the period, the Company:

a) Issued 62,500 post-consolidated common shares at a value of $25,000 pursuant to the amended 2002 Shotgun Property option agreement.

b) Issued 50,000 post-consolidated common shares at a value of $40,000 as finder's fees pursuant to the 2002 Lake Illiamna – Bristol Bay farm-out agreement.

La Carolina (Argentina)

The Company entered into an option agreement with Geocom Resources Inc. ("Geocom") who can acquire from the Company a 75% interest in the La Carolina project in the Sierra San Luis Mountains of Central Argentina.

Pursuant to the agreement, Geocom can earn its interest through expenditures totaling US$2,000,000 over four years. In addition, Geocom will issue 50,000 common shares of Geocom each year the agreement is in effect. The agreement is subject to regulatory approval.

Las Carachas (Argentina)

The Company has signed a Letter of Intent ("the Letter") with Secureview Systems Inc. ("Secureview") to enter into a formal agreement by which Secureview will acquire an option to purchase a 50% working interest in the Las Carachas Property in Argentina.

In order to earn the interest in Las Carachas Secureview shall:

a) Make expenditures on the exploration and/or development of the Property in the amount of US$1,000,000 over the four-year period following the execution of a Formal Agreement. A minimum expenditure of US$100,000 during each year shall be made by Secureview, with Secureview guaranteeing to spend the first year's minimum expenditure.

b) Issue to TNR a total of 50,000 common shares upon signing the Formal Agreement and then annually thereafter, commencing on the first anniversary of the execution of the Formal Agreement, and continuing for so long as Secureview is in the process of earning its interest under the Formal Agreement.

Los Azules (Argentina)

The Company entered into a letter of understanding with MIM Argentina Exploraciones, SA ("MIM") who can acquire from the Company a 100% interest in the Los Azules project in Agentina.

To earn its interest MIM must make cash payments totalling US$560,000 over five years and must expend US$1,000,000 on exploration expenditures over the same five-year period. The Company has an option to back into the project for a 25% interest at feasibility. The agreement is subject to regulatory approval.

3. MINERAL PROPERTIES (cont'd...)

Lake Iliamna – Bristol Bay (Alaska)

The Company entered into an option agreement with Geocom who can earn from the Company a 75% interest of the Company's 70% interest in the Lake Iliamna project in the Bristol Bay area of Alaska.

To earn its interest, Geocom must expend US$500,000 prior to September 26, 2004. The interest is subject to BHP Minerals International Exploration Inc.'s right to back in to a 70% ownership of the property by financing the project to a feasibility study and to 80% by financing the property to bring a mine into commercial production. The agreement is subject to regulatory approval.

4. DEFERRED EXPLORATION COSTS

Deferred exploration costs for the period ended September 30, 2003 were incurred on properties in Canada, Alaska and Argentina as follows:

	Canada	Alaska	Argentina	Total
Administration	$ 4,592	$ 12,198	$ -	$ 16,790
Assaying, testing, analysis	780	2,720	-	3,500
Camp costs	27,318	57,912	1,741	86,971
Field personnel	40,794	91,343	78,248	210,385
Consulting	32,170	29,788	40,472	102,430
Miscellaneous	2,516	483	-	2,999
Travel	-	448	398	846
Legal	-	-	1,990	1,990
License and permits	-	350	17,931	18,281
	108,170	195,242	140,780	444,192
Costs recovered	(19,500)	-	(25,000)	(44,500)
Net deferred costs for the period	88,670	195,242	115,780	399,692
Balance, beginning of period	96,628	21,392	1,999,136	2,117,156
Balance, end of period	$ 185,298	$ 216,634	$ 2,114,916	$ 2,516,848

5. LONG-TERM DEBT

After opting out of the Takatu Joint Venture in Guyana (2000), the Company owed its joint venture partner, Champion Resources Inc. ("Champion"), $133,192. The remaining balance of the loan is payable as follows:

	September 30, 2003	December 31, 2002
July 1, 2003	$ -	$ 40,000
July 1, 2004	50,000	50,000
	50,000	90,000
Less: current portion	(50,000)	(40,000)
	$ -	$ 50,000

6. STOCK-BASED COMPENSATION

The Company recognized under the intrinsic method, stock-based compensation of $29,960 relating to the 428,000 incentive stock options granted during the period. Since the stock options vest over 4 months, the amount expensed for the nine month period ended September 30, 2003 was $7,490, leaving an unamortized balance of $22,470 to be amortized over the next 3 months.. Had the compensation costs been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model, additional compensation of $39,400 would have been recorded and amortized over the vesting period in the statement of operations of the period, with pro forma results as presented below. Under the transitional provisions of Section 3870, comparative figures are not required.

	September 30, 2003
Loss as reported	$(326,811)
Compensation expense under Section 3870	(9,850)
Pro forma net loss	$(336,661)
Pro forma basic and diluted loss per share	$ (0.03)

The following assumptions were used for the Black-Scholes valuation of stock options granted during the period:

Risk-free interest rate	2.98%
Expected life of options	2 years
Annualized volatility	89.06%
Dividend rate	0.00%

6. STOCK-BASED COMPENSATION (cont'd…)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

7. RELATED PARTY TRANSACTIONS

During the period, the Company entered into the following transactions with related parties:

a) Paid or accrued $9,000 (2002 - $9,000) for administration fees to the spouse of a director.

b) Paid or accrued $36,900 (2002 - $Nil) for consulting services to a director and a company controlled by a director.

c) Paid or accrued $22,500 (2002 - $22,500) for management services to a director.

d) Paid or accrued rent of $31,500 (2002 - $23,500) to a company having common directors.

e) Paid or accrued deferred exploration costs of $167,120 (2002 - $Nil) to a director and a company having common directors.

f) Paid or accrued legal fees of $15,255 (2002 - $11,924) to a law practice in which a director is a partner.

The accrued interest of $6,127 (2002 - $Nil) is due from a company with a common director.

Included in accounts payable and accrued liabilities at September 30, 2003 is $14,374 (2002 - $Nil) which is due to directors and a company having common directors. The fair value of the amounts due to related parties is not determinable as they have no fixed terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

8. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	2003	2002
Cash paid during the period for interest	$ -	$ -
Cash paid during the period for income taxes	$ -	$ -

8. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont'd...)

Significant non-cash transactions of the Company during the nine month period ended September 30, 2003 were as follows:

a) Issued 50,000 post-consolidated common shares at an agreed value of $40,000 as a finder's fee on the acquisition of the Lake Illiamna – Bristol Bay property.

b) Pursuant to the exercise of stock options, the Company issued 69,500 post-consolidated common shares for proceeds of $41,700 which was included in receivables.

c) Pursuant to the Shotgun Property agreement, 625,000 post-consolidated warrants were issued as finder's fees in 2002 with a fair market value of $117,399. During the period, the Company adjusted contributed surplus by $68,561 to reflect the fair market value of 425,000 post-consolidated warrants that were exercised.

d) Issued 62,500 post-consolidated common shares at an agreed value of $25,000 pursuant to the Shotgun Property agreement.

e) Issued 76,923 post-consolidated common shares to settle $40,000 of long-term debt.

f) Received 25,000 common shares of Tenke Mining Corp. ("Tenke") at a value of $25,000 pursuant to the Cateo 17 option agreement.

g) Issued 332,169 common shares to settle $50,000 of long-term debt.

9. SEGMENTED INFORMATION

The Company operates in one industry segment, the exploration and development of mineral properties, in Argentina, U.S.A. and Canada.

10. COMMITMENT

As at September 30, 2003, the Company is committed to incur, on a best efforts basis, $221,717 in qualifying Canadian exploration expenditures pursuant to a flow-through private equity placement.

10. SUBSEQUENT EVENTS

Subsequent to September 30, 2003 the Company:

a) Issued 400,000 common shares for a value of $104,000 in accordance with Shotgun Property agreement.

10. SUBSEQUENT EVENTS (cont'd...)

b) Received conditional approval for 2,434,545 unit private placement at a price of $0.25 per unit. Each Unit is comprised of one common share and one share purchase warrant exercisable into one common share for a two-year period at a price of $0.25 per share. A finder's fee of 7% of the proceeds placed payable in cash or warrants at the option of the Finder will be paid.

c) Received conditional acceptance for a Convertible Debt Placement consisting of $500,000 in Series I Unsecured Convertible Debentures with detachable share purchase warrants. Under the Convertible Debt Placement, each warrant is exercisable into one common share for a one-year period at a price of $0.25 per share. For each $1.00 invested in convertible debt, a placee will receive a Series I Unsecured Convertible Debenture with a value of $1.00 plus four share purchase warrants. The Debentures are convertible into common shares in the capital of the Company at a conversion price of $0.25 per share, have a term of one year and bear interest at 8% per annum. A finder's fee of $10,500 will be paid.

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-4434

TNR GOLD CORP.
Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrgoldcorp.com
Trading Symbol: **TSX: TNR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

September 17, 2003

SHOTGUN PROGRAM BEGINS

TNR Gold Corp. ("TNR") has mobilized exploration crews to its Shotgun Project in the Kuskokwim District in western Alaska. In addition to extensive ground exploration, the Company will conduct a regional airborne magnetic survey covering the area of interest under the Company's option agreement with NovaGold Resources Inc. ("Nova Gold").

The focus of this year's exploration is to identify multi-million ounce "Donlin Creek" type gold targets. The targets identified this fall will be advanced and drilled in the spring along with additional definition drilling on the existing Mose deposit. NovaGold previously completed a 3,100-meter diamond-drilling program on the Shotgun-Mose deposit and outlined an Inferred Resource of 980,000 ounces grading 0.93 g/t at a 0.5 g/t cut-off. The defined mineralization at Shotgun is very similar to one of the initial target areas at the Donlin Creek Deposit. The currently defined mineralization at Shotgun remains open to the north, the west and at depth. The Shotgun deposit is exposed at the surface, is amenable to open pit mining with a very low strip ratio and has significant exploration upside potential. Several priority exploration targets with similar geophysical and geochemical signatures to Donlin have been identified on the property.

TNR has an option to earn up to a 50% interest from NovaGold in the Shotgun project by spending US$3 million dollars on exploration over the next four years to advance the project towards a production decision. TNR has a further option to earn an additional 20% interest in the Shotgun project.

ON BEHALF OF THE BOARD

Gary Schellenberg
President

TNR Gold Corp.

September 25, 2003

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrgoldcorp.com
Trading Symbol: **TSX: TNR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-02

<u>TNR ANNOUNCES DRILL RESULTS FROM ILIAMNA EXPLORATION PROGRAM</u>

TNR Gold Corp. ("TNR") is pleased to announce drill and assay results from its 2003 core-drilling program at the Iliamna Project in western Alaska.

Four core holes were drilled to test two buried geophysical targets. Two holes were drilled at the "H" claims area, which constitutes the southern anomaly, and two holes were drilled at the "D" claims area, which constitutes the northern anomaly.

At the "H" claims, the drill hole IL-03-H-01 encountered bedrock at 67 metres, and was drilled to a final depth of 209 metres. The core is a very fine-grained metamorphic rock, which is host to fracture-controlled and disseminated sulfides consisting of chalcopyrite, pyrrhotite, and traces of molybdenite. Drill hole IL-03-H-02 was drilled about a kilometre southwest of the first hole, at a –70 degree angle, and encountered quartz diorite intrusive at 85 metres, which continued to a total depth of 255 metres. The intrusive contains disseminated and fracture-controlled chalcopyrite, pyrrhotite, and pyrite as well as fracture-controlled chalcopyrite. The weighted gold and copper assays for the entire first hole is .0195 ppm gold and 231 ppm copper over 142 metres, the second hole averaging .048 ppm gold and 212 ppm copper over 169 metres. Each of these two drill holes ended in a mineralized zone.

TNR is encouraged by these copper-gold results. Large intervals of copper-gold mineralization in both the intrusive and metamorphic rocks indicate the potential for a large mineralized system and an excellent exploration target for a Donlin Creek and Pebble-type deposits. The magnetic geophysical anomaly on the Iliamna project is part of defined system that stetches over more than 550 square kilometres in Alaska.

At the "D" claims, the two drill holes did not reach bedrock due to adverse drilling conditions.

As a result of the success of the 2003 drill program, the joint venture between TNR and Geocom Resources Inc. (the project operator) is planning additional geophysical work this winter to provide further information to guide next year's drill program.

TNR is earning an interest in the Iliamna Project from BHP Billiton Minerals International Exploration Inc. The Iliamna Project is located about 50 miles west of the Pebble deposit, and 75 miles southeast of the Company's Shotgun Project.

ON BEHALF OF THE BOARD

Gary Schellenberg
President

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-4434

TNR GOLD CORP.
Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrgoldcorp.com
Trading Symbol: **TSX: TNR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

October 21, 2003

Company Update

TNR Gold Corp. ("TNR") is pleased to announce that a new exploration program is about to start at the Batidero project area in northwest San Juan province, Argentina. A bulldozer, front-loader, fuel supply trucks and other equipment have been mobilized to open up access to the Batidero mine camp. The principal target is epithermal gold vein systems. The project also exhibits potential for porphyry models on the northwest flank. There exist large geochemical anomalies in talus zones on the northwest corner of property. This area will be followed up with geochemistry, trenching, geologic mapping and drilling. TNR joint-venture partner Tenke Mining Corp. is the operator of the Batidero project.

Exploration is commencing elsewhere in Argentina as well, on TNR's La Carolina project in San Luis Province. A team of Argentine and Canadian geologists has been mobilized to conduct mapping, sampling, and geochemical studies. This work expects to confirm prior target areas defined by previous exploration and to identify new targets.

The La Carolina Project comprises a significant portion of a mining district. The district is an historic producer of gold, silver, and base metals, and the region has been a prolific producer of alluvial gold. Numerous prospect pits can be found across the project area. Previous work has identified a minimum of six target areas for gold. Prior to initiation of fieldwork, geologists have assembled a property-wide database of stream sediment and rock chip sampling, previous drilling by the Argentine government, and mapping conducted by several authors, including a large Australian mining company. The geochemistry database was further compiled and analyzed by a geochemist working for project operator and joint-venture partner Geocom Resources Inc.

Analysis of the La Carolina database confirms at least three distinct types of mineralization in separate geologic settings on the property. Statistical comparison of the chemistry indicates a strong gold-silver-lead-arsenic-mercury association. Pathfinder elements have been identified, which have been used to confirm known target areas, and to identify new targets that will be checked on the ground and sampled by the technical team. TNR is encouraged by the results of the compilation studies, which in combination with the results of the upcoming fieldwork, will serve to guide the subsequent drill program planned for late 2003 or early 2004.

TNR is also announcing that the company has fulfilled in full its loan agreement to Champion Resources Ltd. ("Champion"). The loan, described in a May 4, 2001 TNR news release, represented monies to be paid Champion as operator for work that company did on the Guyana Takatu Project, a joint venture between TNR and Champion that was concluded in 2001. All outstanding issues with respect to the loan agreement have been addressed to the satisfaction of both parties.

ON BEHALF OF THE BOARD

Gary Schellenberg
President

TNR GOLD CORP.
Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrgoldcorp.com
Trading Symbol: **TSX: TNR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

October 31, 2003

Opikeigen Lake Gold Project Agreement Revision

TNR Gold Corp. ("TNR") wishes to announce that it has amended the agreement (first announced October 22, 2002) between TNR, Slam Exploration Ltd., and Pure Gold Minerals Inc.

According to the Amended Agreement, TNR will have the right to acquire a 50% interest in the Project by spending a total of $500,000 over the first three years on exploration and project maintenance including taxes. Of this amount TNR will commit to spend $250,000 on or before October 15 2004 and spend an additional 250,000 on or before October 15, 2005. TNR will issue to Slam and Pure Gold an additional 300,000 post-consolidation common shares over the term of the amended agreement.

The 2500-hectare Opikeigen Gold property is located approximately 120 km east of the former gold-mining town of Pickle Lake, Ontario. The Opikeigen property is host to ten gold prospects over a strike length of eight kilometers. The gold prospects have alteration and mineralization similar to the Pickle Crow and Goldcorp deposits. Geophysical exploration conducted in 2003 has provided numerous targets that TNR expects to drill this winter.

ON BEHALF OF THE BOARD

"Gary Schellenberg"

Gary Schellenberg
President

TNR GOLD CORP.
Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrgoldcorp.com
Trading Symbol: **TSX: TNR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

November 18, 2003

TNR Gold Corp to raise $1 million for Shotgun Project, Alaska

TNR Gold Corp. (the "Company") is pleased to announce that it will be raising $1,006,000 by way of a private placement consisting of a unit placement (the "Unit Placement") and a convertible debt placement (the "Convertible Debt Placement"). The Unit Placement was previously announced by the Company on July 17, 2003. The Convertible Debt Placement was previously announced by the Company on August 20, 2003.

The Unit Placement consists of 2,300,000 Units at $0.22 per Unit, for total proceeds of $506,000. Each Unit is comprised of one common share and one share purchase warrant exercisable into one common share for a two-year period at a price of $0.25 per share.

The Convertible Debt Placement consists of $500,000 in Series I Unsecured Convertible Debentures with detachable share purchase warrants. Under the Convertible Debt Placement, each warrant is exercisable into one common share for a one-year period at a price of $0.25 per share. For each $1.00 invested in convertible debt, a placee will receive a Series I Unsecured Convertible Debenture with a value of $1.00 plus four share purchase warrants. The Debentures are convertible into common shares in the capital of the Company at a conversion price of $0.25 per share, have a term of one year and bear interest at 8% per annum.

A finder's fee of 7% of the proceeds placed payable in cash or warrants at the option of the Finder will be paid in respect of portions of each of the Convertible Debt and Unit Placements.

Proceeds of the placement will be used to fund exploration on the Company's Shotgun project in Alaska and for general corporate purposes.

The above placement is subject to regulatory approval.

ON BEHALF OF THE BOARD

Gary Schellenberg
President

TNR GOLD CORP.

PRESS RELEASE

Trading Symbol: TNR.TSX

December 3, 2003

VANCOUVER, December 3, 2003– **TNR GOLD CORP.** (the "Company") is please to announce that the unit and convertible debt placement originally announced November 18, 2003 has closed.

Under the Unit Placement, a total of 2,429,500 Units at $0.22 per Unit were placed. for gross proceeds of $534,490. Each Unit is comprised of one common share and one share purchase warrant, exercisable for a period of two years at a price of $0.25 per share.

Under the Convertible Debt Placement, $150,000 Series I Unsecured Convertible Debentures were issued with detachable share purchase warrants. Each $1.00 invested in convertible debt resulted in a Series I Unsecured Convertible Debenture having a value of $1.00 and four share purchase warrants, exercisable for a period of one year at a price of $0.25 per share. The Debentures have a term of one year, bear interest at 8% per annum and are convertible into common shares at a conversion price of $0.25 per share.

The securities issued under the Unit and Convertible Debt Placements are subject to a hold period expiring four months following the date of the issuance of the securities.

A finder's fee of 7% of proceeds placed was payable in cash on a portion Convertible Debt Placement, and a finder's fee of 7% of proceeds placed was payable in Units on a portion of the Unit Placement.

Proceeds of the placement will be applied to fund exploration on the Company's Shotgun Project in Alaska and for general corporate purposes.

Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in mineral exploration and development. As a result, actual results may vary materially fom those described in the forward-looking statements.

TNR GOLD CORP.

"Gary Schellenberg"
Gary Schellenberg, President

For further information: S. Paul Simpson: telephone: (604) 633 4286

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82- 4434

TNR GOLD CORP.
Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrgoldcorp.com
Trading Symbol: **TSX: TNR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

December 10, 2003

Private Placement Closed

TNR GOLD CORP. (the "Company") is pleased to announce that the unit and convertible debt placement originally announced November 18, 2003 has closed.

Under the Unit Placement, a total of 2,429,500 Units at $0.22 per Unit were placed. for gross proceeds of $534,490. Each Unit is comprised of one common share and one share purchase warrant, exercisable for a period of two years at a price of $0.25 per share.

Under the Convertible Debt Placement, $150,000 Series I Unsecured Convertible Debentures were issued with detachable share purchase warrants. Each $1.00 invested in convertible debt resulted in a Series I Unsecured Convertible Debenture having a value of $1.00 and four share purchase warrants, exercisable for a period of one year at a price of $0.25 per share. The Debentures have a term of one year, bear interest at 8% per annum and are convertible into common shares at a conversion price of $0.25 per share.

The securities issued under the Unit and Convertible Debt Placements are subject to a hold period expiring four months following the date of the issuance of the securities.

A finder's fee of 7% of proceeds placed was payable in cash on a portion of the Convertible Debt Placement, and a finder's fee of 7% of proceeds placed was payable in Units on a portion of the Unit Placement.

Proceeds of the placement will be applied to fund exploration on the Company's Shotgun Project in Alaska and for general corporate purposes.

TNR GOLD CORP.

Gary Schellenberg, President

TNR GOLD CORP.
Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrgoldcorp.com
Trading Symbol: **TSX: TNR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

January 23, 2004

Company Update

TNR Gold Corp. ("TNR") is pleased to announce that it has appointed Mr. John Fraser, P.Geo. to the Board of Directors. Mr. Fraser holds a B. Sc. degree in Geophysics and a M. Sc. Degree in Geology, both from the University of British Columbia, and has been employed in mineral exploration since 1970. He was Exploration Manager, Central Canada, for Noranda Exploration Co., and Senior Geologist for Bow Valley Industries Ltd. More recently he has been providing exploration consulting services for numerous junior resource companies, searching for base and precious metals, uranium and diamonds throughout North America, Argentina, South Africa, Namibia and Finland, as well as serving as a director for several companies. Mr. Fraser is registered as a Professional Geoscientist with the Association of Professional Engineers and Geoscientists of British Columbia and as a Professional Geologist with the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories.

Michael Armstrong has resigned as Director to allow for the appointment of Mr. Fraser. TNR wishes to thank Mr. Armstrong for his contributions to the Company.

ON BEHALF OF THE BOARD

Gary Schellenberg
President

TNR GOLD CORP.
Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrgoldcorp.com
Trading Symbol: **TSX-V: TNR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

February 19, 2004

Argentina Projects Update

TNR Gold Corp. ("TNR") is pleased to provide the following update on three of its active projects in Argentina:

Batidero

Tenke Mining Corp. ("Tenke") has announced the discovery of a large copper/gold/molybdenum (Cu-Au-Mo) porphyry system on the TNR's Batidero and Tenke's adjoining Lirio property. This discovery was the result of a large geophysical, sampling and trenching program still in progress. The current work program has significantly expanded the known geochemical anomalies and outlined a three-kilometre-by-two-kilometre target zone. Additional geophysics (magnetic and induced polarization (IP)) and trenching will be carried out to further define the target zone in preparation for a drilling program expected to start this season.

Management of Tenke, TNR's joint-venture partner and the operator on the Batidero Project, is encouraged with the development of this promising development. The target zone is on a north facing slope and is ovoidal in shape. A talus Cu-Au-Mo anomaly comprises limited outcrops of a dioritic-tonalitic porphyry with potassic alteration surrounded by a phyllic-argillic (illite-sericite-jarosite) zone that grades into extensive propylitic sectors. Initial geophysics, which include CSAMT, as well as preliminary magnetometry, has shown a magnetic core of one kilometre by 0.5 kilometre bounded by resistive, non-magnetic haloes. This magnetic zone corresponds with the best exposed andesitic porphyry with intense biotite and K-feldspar alteration (potassic core), which has shown continuous Au and Cu mineralization in the trenching programs to date.

La Carolina

Geologists from Project Operator Geocom Resources Ltd. ("Geocom") have completed a two-month field program on the La Carolina property in early December 2003. The program consisted of data acquisition, compilation, and geochemical analysis followed by field mapping and rock-chip sampling. As a result of the compilation and fieldwork, eight mineralized showings were identified within the southern half of the property that range from single outcrops with minimal evaluation to mineralized zones with significant drill data.

On the basis of the compilation and fieldwork by Geocom personnel, the El Camino zone was selected as a priority one target. El Camino comprises a structurally controlled mineralized breccia, where a 1988 drillhole returned 138 meters grading 2.55 grams per tonne gold. The 2003 program successfully identified a major WNW-trending shear zone, extending over 2.5 kilometers, that contains highly anomalous, to ore-grade gold (14.1 grams per tonne) in rock samples, and which includes the El Camino breccia.

Concurrent with the program at El Camino, reconnaissance-level work over the southern half of the property was performed. In the course of this reconnaissance three new mineralized zones were located, which have been named the Pajaros, Estancia, and Camino Extension zones. All three zones appear to be associated with the WNW shear zone that cuts the El Camino zone. Rock samples from the Pajaros zone recorded precious metal values up to 7.46 grams per tonne gold and 84 grams per tonne silver. Rock samples from the Estancia zone returned up to 1.8 grams per tonne gold and over 100 grams per tonne silver. Sampling to the east and west of El Camino along the WNW

structure has extended the mineralized zone to 650m in length. West of El Camino results of 4.42 and 2.69 grams per tonne gold were reported and to the east up to 0.56 grams per tonne gold. Approximately 200 samples were collected. All samples were fire assayed by Chemex Labs in La Serena, Chile for the gold values and in Vancouver for the ICP results. All samples remained in the custody Jim Chapman after collection until shipped to the lab for prep and analyses. Mr. Chapman, B.Sc and P.Geo Scientist (British Columbia), is the Qualified Person, as defined by National Instrument 430101, for this project.

The ongoing second phase of field work is intended to fill in the mapping and sampling along the WNW shear between known and recently discovered mineral occurrences, to complete the detailed survey of the El Camino zone, and to design a mid-2004 drill program to further evaluate the targets. The property is well located with respect to infrastructure, having a paved road traversing the property. Power and communication lines follow the road network, and at elevations below 1,600 meters above sea level, the project can be operated year-round. Geocom is TNR's joint venture partner in this project.

Los Azules

TNR has been informed by Xstrata plc ("Xstrata") of Australia that Xstrata will commence an exploration program on the Los Azules Project this Spring. Los Azules is located 175 air kms west of San Juan within the El Indio gold belt. The property has large porphyry copper/gold potential.

Overall project work at Los Azules has included access road construction, mapping and sampling, trenching, airborne and ground magnetic surveys and 5,657 m of reverse circulation drilling in 24 holes. Of these, 8 widely spaced holes collared within a 1 x 2 km area have intersected significant copper mineralization with values in 6 holes ranging from 0.1% to 0.6% in intervals over 100 m, with the five best holes returning values ranging from 0.26% Cu over 90 m to 0.55% Cu over 143 m, with anomalous gold and silver values in narrow structures and anomalous gold and silver values in narrow structures (between 0.2 to 2.0 g/t gold). Xstrata, the operator of this project, has an option to earn up to a 100% in Los Azules, subject to a 25% back-in right in favour of TNR.

TNR will continue its aggressive joint-venture strategy to explore and develop its substantial portfolio of properties in Argentina and create shareholder value.

ON BEHALF OF THE BOARD

Gary Schellenberg
President

TNR GOLD CORP.
Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrgoldcorp.com
Trading Symbol: **TSX: TNR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

March 4, 2004

TNR Gold Corp. (TNR:TSXV) advises that as a result of a review by the British Columbia Securities Commission, we are issuing the following press release to clarify our disclosure. TNR has filed Material Change Reports in respect of Press Releases issued by TNR over the period from January 31, 2001 to February 19, 2004.

Management is committed to improving the quality of disclosure that the company provides to its shareholders and other investors and to ensure that such disclosure is responsive to regulatory requirements.

The additional documents have been filed on SEDAR (www.sedar.com).

ON BEHALF OF THE BOARD

Gary Schellenberg
President

April 14, 2004

TNR GOLD CORP.
Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrgoldcorp.com
Trading Symbol: **TSX-V: TNR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

La Carolina Project Update

TNR Gold Corp. ("TNR") is very pleased to announce the results of the data compilation and detailed surface exploration program on the southern half of the La Carolina Property in San Luis Province, Argentina.

Results of combined geologic mapping , rock chip sampling and soil geochemical surveys have confirmed gold anomalies delineated by the Argentine government, such as the El Camino zone, where a previous drill hole encountered 138 meters (453 ft) grading 2.52 grams per tonne gold (0.074 oz/ton), and 25.65 grams per tonne silver (0.75 oz/ton). The program also successfully identified three new gold targets: the Estancia, Cerro Mogote, and Cerro Pajaros gold zones.

Previous exploration at La Carolina was conducted on the premise that gold was hosted in breccias within intrusive rocks that occur on the property. Although the breccias are mineralized, and subsequent drilling at these targets produced potentially economic gold results over mineable widths, continuity was insufficient to develop reliable gold resource estimates. Detailed geologic mapping and detailed sampling programs, carried out by TNR joint-venture partner and project operator Geocom Resources Inc., determined that intrusive–hosted breccias are not the controlling factor for hosting gold. Rather, the gold occurs in large, north-northeast and west-northwest trending regional fault zones that transect the project area and the intrusive rocks. This reinterpretation became apparent during mapping, and is supported by the distribution of anomalous soil geochemistry and rock-chip samples, providing for significantly larger ore deposit potential than the breccias alone.

The exploration program comprised data reanalysis, satellite imagery interpretation, grid emplacement, geologic mapping, rock chip sampling, and soil sampling programs. Three soil geochemistry grids were established; one large grid over the Estancia and Cerro Mogote areas (426 samples), one over the Cerro Pajaros area (352 samples), and one over the Quemado area (122 samples).

The Estancia soil anomaly is a north trending gold-silver-arsenic zone 50 meters wide by 200 meters long (165ft by 650ft) that overlies a regional fault structure. Eight short vertical holes and three angle holes drilled by the Argentine government were all located west of the soil gold anomaly, aimed at breccias adjacent to the fault zone. Nevertheless, three of the holes encountered gold mineralization, and the closest hole to the soil anomaly (DDH-33) contained two mineralized zones of 19.5m grading 2.17g/t Au (64 ft at 0.063oz/ton including 1.5m (5ft) grading 24.5g/t Au (0.72oz/t),, and 10m (33ft) grading 0.59g/t Au (33 ft at 0.017 oz/ton) including 1.5m grading 3.55g/t Au (5 ft at 0.10 oz/ton).

At the Cerro Mogote grid, soil sampling delineated two gold and multi-element anomalies. The southern Mogote anomaly is oriented west-northwest and coincides with a fault zone separating volcanic rocks from basement metamorphic rocks. This anomaly is 100m wide and at least 400m long (328 ft by 1,312 ft), and remains open to the east and west. Gold values are moderate, but the associated pathfinder elements of arsenic and silver are strong. The northern Mogote anomaly is a 200-meter by 500-meter (656 ft by 1,640 ft) north-northeast trending zone that is coincident with a major regional fault zone, with gold values in soil ranging from below detection limit up to 2.41 grams per tonne (0.07 oz/ton). Near one soil sample site containing 1.8 grams per tonne Au (0.05 oz/ton) a rock sample returned 9.4 grams per tonne gold (0.27 oz/ton). Three angle holes were drilled in the Mogote area by the Argentine government in the late 1980's, however these were located to the west of and drilled parallel to the

northern Mogote anomaly. None of the holes tested the soil anomaly or the coincident fault zone, which constitutes the main target. Nonetheless, DDH-36 encountered 7.5m of 1.12 grams per tonne gold (25 ft at 0.033 oz/ton) and 70g/t silver (2.04 oz/ton). Drill hole DDH-49 cut a high-grade zone containing 59.2 grams per tonne gold (1.73 oz/ton) and 22 grams per tonne (0.64 oz/ton) silver over 3m (9.8 ft). No significant intercepts were encountered in the third drill hole farthest from the anomaly,

The Cerro Pajaros grid was established to cover an area of extensive grey chalcedonic stockwork veining within the volcanic sequence. Cerro Pajaros is a moderately to strongly silicified knob located at the intersection of the WNW structure that is related to the El Camino, Camino E and Estancia gold showings, and a large NE fault zone. Previous rock sampling in this area has returned values ranging from below detection limit up to 7.4 grams per tonne gold (0.22 oz/ton) and 84 grams per tonne silver (2.5 oz/ton). Soil sample results are pending.

The Quemado grid was established to evaluate an arsenic anomaly generated by a 1990 soil survey that was not followed up. During field examination of the area, mineralized fault gouge was found in bedrock exposed in a creek bed, corroborating the arsenic occurrence. A soil sample grid delineated two gold anomalies (616 and 291 parts per billion) at both ends of the grid that correspond to fault zones. Overburden in this area is generally deep (up to 10m) and the survey was designed to determine whether mineralization could be seen through deep cover. Anomalous silver, arsenic and antimony values are associated with the gold results which conforms to the style of mineralization found on the rest of the property. This grid will be expanded to fully delineate the anomaly.

Management is extremely pleased with results to date. A drilling program of a minimum 2,500 meters (8,200ft) to confirm or expand the previous targets and to test the new zones will commence as soon as drill availability and logistics allow.

The Qualified Person for this News Release is Mr. Jim Chapman, P.Geo.

ON BEHALF OF THE BOARD

Gary Schellenberg
President

TNR GOLD CORP.
Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrgoldcorp.com
Trading Symbol: **TSX: TNR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

May 5, 2004

TNR Gold Corp. (TNR:TSXV) advises that as a result of a review by the British Columbia Securities Commission, we are issuing the following press release to clarify our disclosure. TNR has filed a Revised Technical Report in respect of its Shotgun Gold Project.

Management is committed to improving the quality of disclosure that the company provides to its shareholders and other investors and to ensure that such disclosure is responsive to regulatory requirements.

The additional documents have been filed on SEDAR (www.sedar.com).

ON BEHALF OF THE BOARD

"Gary Schellenberg"

Gary Schellenberg
President